UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 7)*

Blueknight Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

09625U109

(CUSIP Number)

March 14, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	09625U109

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DG Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	6.	SHARED VOTING POWER 3,862,749*
REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,862,749*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,862,749*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%*
12.	TYPE OF REPORTING PERSON (See Instructions) IA

* See footnote in Item 4.

CUSIP No	09625U109

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dov Gertzulin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	6.	SHARED VOTING POWER 3,862,749*
REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,862,749*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,862,749*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%*
12.	TYPE OF REPORTING PERSON (See Instructions) IN

* See footnote in Item 4.

CUSIP No.	09625U109

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DG Value Partners II Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	6.	SHARED VOTING POWER 2,357,140*
REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,357,140*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,357,140*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See footnote in Item 4

Item 1.	(a).	Name of Issuer:

Blueknight Energy Partners, L.P.

	(b).	Address of issuer's principal executive offices:

201 NW. 10th, Suite 200
Oklahoma City, OK 73103

Item 2.	(a).	Name of person filing:

DG Capital Management, LLC
Dov Gertzulin
DG Value Partners II Master Fund, LP

	(b).	Address or principal business office or, if none, residence:

460 Park Avenue, 22nd Floor
New York, NY 10022

	(c).	Citizenship:

DG Capital Management, LLC – Delaware, United States of America
Dov Gertzulin – United States of America
DG Value Partners II Master Fund, LP – Cayman Islands

	(d).	Title of class of securities:

Common Units

	(e).	CUSIP No.:

09625U109

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

DG Capital Management, LLC – 3,862,749*
Dov Gertzulin – 3,862,749*
DG Value Partners II Master Fund, LP – 2,357,140*

(b)	Percent of class:

DG Capital Management, LLC – 9.6%*
Dov Gertzulin – 9.6%*
DG Value Partners II Master Fund, LP – 5.8%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

DG Capital Management, LLC – 0
Dov Gertzulin – 0
DG Value Partners II Master Fund, LP – 0

(ii)	Shared power to vote or to direct the vote

DG Capital Management, LLC – 3,862,749*
Dov Gertzulin – 3,862,749*
DG Value Partners II Master Fund, LP –2,357,140*

(iii)	Sole power to dispose or to direct the disposition of

DG Capital Management, LLC – 0
Dov Gertzulin – 0
DG Value Partners II Master Fund, LP – 0

(iv)	Shared power to dispose or to direct the disposition of

DG Capital Management, LLC – 3,862,749*
Dov Gertzulin – 3,862,749*
DG Value Partners II Master Fund, LP –2,357,140*

* Shares reported herein are held by private investment funds, including DG Value Partners II Master Fund, LP, and separately managed accounts (the "DG Entities") for which DG Capital Management, LLC serves as the investment manager. Dov Gertzulin serves as the managing member of DG Capital Management, LLC. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the DG Entities. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

The aggregate number of Common Units beneficially owned by the DG Capital Management, LLC and Dov Gertzulin reported herein consists of (a) 2,525,066 Common Units, plus (b) 1,337,683 Series A Preferred Units, which are convertible into Common Units on a one-for-one basis and are exercisable within 60 days. The aggregate number of Common Units beneficially owned by DG Value Partners II Master Fund, LP reported herein consists of (a) 1,475,731 Common Units, plus (b) 881,409 Series A Preferred Units, which are convertible into Common Units on a one-for-one basis and are exercisable within 60 days. The percentages herein are calculated based upon a statement in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017 that there were 40,310,272 Common Units issued and outstanding as of March 1, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2018	DG Capital Management, LLC

	By:	/s/ Dov Gertzulin
Dov Gertzulin, Managing Member

Dov Gertzulin

	By:	/s/ Dov Gertzulin
Dov Gertzulin, Individually

DG Value Partners II Master Fund, LP

	By:	/s/ Dov Gertzulin
Dov Gertzulin, Managing Member of the General Partner,
DG Capital Partners II, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).